GRASIM

ADITYA BIRLA GROUP

SUPPL

03 MAR -4 AM 7:21

82-3322

By Air Mail

03007102

February 11, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

Re.: <u>**Withdrawal of Nominee by IDBI**</u>

Please note that Industrial Development Bank of India (IDBI) has withdrawn its nominee Shri V. Venkateswarlu from the Board of Grasim w.e.f. 10.02.2003 consequent to the repayment of the Corporate Loan by the Company to IDBI.

This is for your information.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Thanking you,

Yours faithfully,

Ashok Malu

Ashok Malu
Company Secretary

dw 3/6

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.i
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)